UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
MXN200,000,000
10.25 per cent. Notes due 7 July 2024
Series No.: 1400-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 5 July 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of MXN200,000,000 10.25 per cent. Notes due 7 July 2024 (Series No.: 1400-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 5 July 2022 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2022, was filed under a report of the ADB dated 13 April 2022.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent with respect to the Notes is The Toronto-Dominion Bank, 60 Threadneedle Street, London EC2R 8AP, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 5 July 2022, the ADB entered into a Terms Agreement, filed herewith, with

Daiwa Capital Markets Europe Limited (the "Dealer"), pursuant to which the ADB has agreed to issue, and the Dealer has agreed to purchase, a principal amount of the Notes aggregating MXN200,000,000 for an issue price of 100 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 7 July 2022. The Dealer proposes to offer all the Notes to the public at the public offering price of 100 per cent. of the principal amount of the Notes.

Item 3. <u>Distribution Spread</u>

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100%	0.00%	100%
Total	MXN200,000,000	MXN0.00	MXN200,000,000

Item 4.   <u>Discounts and Commissions to Sub-Underwriters and Dealers</u>

See Item 3.

Item 5.   <u>Other Expenses of Distribution</u>

Item	Amount
Legal Fees	U.S.$12,000 *
Listing Fees (Luxembourg)	U.S.$1,056 *

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   <u>Application of Proceeds</u>
See the Prospectus, page 6.

Item 7.   Exhibits

    (a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

            (ii)   Pricing Supplement dated 5 July 2022.

    (b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

    (c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

            (ii)   Terms Agreement dated 5 July 2022.

    (d)   (i)   Information Statement dated 13 April 2022, previously filed under a report of the ADB dated 13 April 2022.

            (ii)   Prospectus and Pricing Supplement (see (a) above).

U.K. MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**"), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("**U.K. MiFIR**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**U.K. MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of Directive 2014/65/EU (as amended, "**MiFID II**") or U.K. MiFIR. Consequently, ADB does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1400-00-2

MXN200,000,000 10.25 per cent. Notes due 7 July 2024

Issue price: 100 per cent.

Dealer

Daiwa Capital Markets Europe Limited

The date of this Pricing Supplement is 5 July 2022.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of MXN200,000,000 10.25 per cent. Notes due 7 July 2024 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2021.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealer to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("<u>ADB</u>").
2.	Series Number:		1400-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	The lawful currency of the United Mexican States ("<u>Mexican Peso</u>" or "<u>MXN</u>").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	The paragraph of Condition 7(i) shall be replaced in its entirety by the provisions as set out in Appendix A.
4.	Aggregate Nominal Amount:		MXN200,000,000.
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	MXN200,000,000.
6.	Specified Denominations (Condition 1(a)):		MXN5,000,000.
7.	(i)	Issue Date (Condition 5(d)):	7 July 2022.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		7 July 2024.

9. Interest Basis (Condition 5): Fixed Rate (Condition 5(a))
(further particulars specified below).

10. Redemption/Payment Basis (Condition 6(a)): Redemption at par.

11. Change of Interest or Redemption/Payment Basis: Not applicable.

12. Put/Call Options (Conditions 6(e) and (f)): Not applicable.

13. Status of the Notes (Condition 3): Senior.

14. Listing: Luxembourg Stock Exchange.

15. Method of distribution: Non-syndicated.

Provisions Relating to Interest Payable

16. Fixed Rate Note Provisions (Condition 5(a)): Applicable.

    (i) Rate(s) of Interest: 10.25 per cent. per annum, payable annually in arrear.

For the avoidance of doubt, interest amount in MXN per Specified Denomination shall be rounded to the nearest second decimal place, with MXN0.005 being rounded upwards.

    (ii) Interest Payment Date(s): 7 July of each year, commencing on 7 July 2023 up to and including the Maturity Date, adjusted in accordance with the applicable Business Day Convention.

    (iii) Interest Period End Date(s): 7 July of each year, commencing on 7 July 2023 up to and including the Maturity Date.

    (iv) Interest Period End Date(s) adjustment: Unadjusted.

    (v) Business Day Convention: Following Business Day Convention.

    (vi) Fixed Coupon Amount(s): MXN512,500 per Specified Denomination payable on each Interest Payment Date.

    (vii) Broken Amount(s): Not applicable.

(viii)	Relevant Financial Center:		Mexico City.
(ix)	Additional Business Center(s) (Condition 5(d)):		London and New York.
(x)	Day Count Fraction (Condition 5(d)):		Actual/Actual (ICMA).
(xi)	Determination Date(s):		7 July of each year, commencing on 7 July 2023 up to and including the Maturity Date.
(xii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:		Not applicable.

17. Floating Rate Note Provisions (Condition 5(b)):   Not applicable.

18. Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):   Not applicable.

19. Index-Linked Interest Note Provisions: Not applicable.

20. Dual Currency Note Provisions: Not applicable.

Provisions Relating to Redemption

21. Call Option (Condition 6(e)):   Not applicable.

22. Put Option (Condition 6(f)):   Not applicable.

23. Final Redemption Amount: Aggregate Nominal Amount.

(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24. Early Redemption Amount:

(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same	As set out in the Conditions.

> (if required or if different from that set out in the Conditions):

(ii) Unmatured Coupons to become void (Condition 7(f)):   Not applicable.

Additional General Provisions Applicable to the Notes

25. Form of Notes: Registered Notes.

    (i)   Definitive Registered Notes: Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

    (ii)   New Safekeeping Structure (NSS Form):   No.

26. Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):   Not applicable.

27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment: Not applicable.

28. Details relating to Installment Notes: Not applicable.

29. Redenomination, renominalization and reconventioning provisions: Not applicable.

30. Consolidation provisions: Not applicable.

31. Other terms or special conditions: Not applicable.

Distribution

32. (i)   If syndicated, names of Managers: Not applicable.

		(ii)	Stabilizing Manager (if any):	Not applicable.

     (ii)   Stabilizing Manager (if any):   Not applicable.

     (iii)   Commissions and Concessions: 0.00 per cent.

33. If non-syndicated, name of Dealer: Daiwa Capital Markets Europe Limited.

34. Additional selling restrictions: The following paragraphs shall be deemed to be set out under the heading "United Mexican States" in the section entitled "Plan of Distribution" in the Prospectus:

"The Dealer acknowledges and agrees that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the territory of the United Mexican States or to any person or corporation or other entity, of any nature, resident in the territory of the United Mexican States or that makes investment decisions from the territory of the United Mexican States, unless such offer qualifies as a private placement under Article 8 of the Mexican Securities Market Law (*Ley del Mercado de Valores*) and regulations thereunder, is made solely to investors that qualify as institutional and accredited investors under Mexican law, and the Dealer maintains written evidence of such qualification (including by maintaining evidence of, or a representation relating to the identity of, the applicable offerees or purchasers).

The Notes have not been and will not be registered with the Mexican National Registry of Securities (*Registro Nacional de Valores*) maintained by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*) and may not be offered or sold publicly in the United Mexican States."

Operational Information

35. (i)   ISIN: XS2496451928.
     (ii)   CUSIP: Not applicable.
     (iii)   CINS: Not applicable.
     (iv)   Other: Not applicable.

36.	Common Code:	249645192.
37.	Details of benchmarks administrators and registration under Benchmarks Regulation:	Not applicable.
38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Not applicable.
39.	Delivery:	Delivery against payment.
40.	Additional Paying Agent(s) (if any):	Not applicable.
41.	Governing Law:	English.
42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Additional Information

The Notes are denominated in MXN. Since the United Mexican States is not an ADB member country, ADB will not enjoy in the United Mexican States its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB's debt securities.

While the United Mexican States does not currently have in effect any exchange control rules or regulations, or rules or regulations that restrict the ability to exchange MXN into foreign currencies or vice versa, no assurance can be given that these rules or regulations will not be imposed in the future, as it has been the case in the past, or that the conversion or transfer of MXN into foreign currencies or vice versa will be possible or will not be limited, totally or partially. If, due to the imposition of exchange controls, controls on transferability of MXN or other circumstances beyond the control of ADB, MXN are not available or expected to be available to ADB, ADB will be entitled to satisfy its obligations to holders of the Notes in respect of such payment by making such payments in U.S. dollars on the basis of the Market Exchange Rate (as defined and more fully described in Appendix A below) applicable on the date of such payment. Any payment made by ADB under such circumstances in U.S. dollars shall constitute valid payment by ADB, will fully discharge ADB hereunder (without ADB having any further obligation) and shall not constitute a default in respect of the Notes.

Under current Mexican law, no withholding taxes will be applicable to payments of principal, interest or other payments made by ADB on the Notes to investors, because ADB is neither a resident of the United Mexican States for tax purposes (or maintains a permanent establishment for tax purposes in United Mexican States), nor making principal or interest payments from the territory of the United Mexican States or subject to taxation in or by the United Mexican States. However, no assurance can be given that applicable Mexican law will not change in the future and that such withholding taxes will be deemed to apply in respect of payments under the Notes. The Notes do not require ADB to compensate the holders of the Notes or gross-up in respect of payments of principal, interest or other payments under the Notes, in the event of a change in Mexican law that results in withholding taxes being deducted from, or imposed on, payments on the Notes by ADB.

The MXN has generally been a volatile currency and fluctuates in value against other currencies. Also, the MXN has been the subject of significant devaluations in the past, and may significantly devalue in the future against other currencies. In that event, the MXN received by a holder of the Notes may not be sufficient to purchase the same amount of a foreign currency, as the foreign currency equivalent at some other time on or after the issuance of the Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes). Investors should be aware that the methodology for determining any foreign exchange rate may result in the fixed interest amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 13 April 2022.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK



By: _____

Name: MARIA A. LOMOTAN

Title: Assistant Treasurer

APPENDIX A

If any amount is to be paid in U.S. dollars (USD, the alternative currency) upon the occurrence of a Settlement Disruption Event, such amount shall be calculated by the Calculation Agent (as defined below) (but in no event later than two London, Mexico City and New York Business Days before a payment) in an amount per Specified Denomination which shall be equal to the greater of zero and the amount produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

Relevant MXN Amount ÷ Market Exchange Rate

ADB shall be entitled to satisfy its obligations to holders of the Notes in respect of such payment by making such payments in USD. Any payment made by ADB in USD as a result of a Settlement Disruption Event shall constitute valid payment and shall not constitute a default in respect of the Notes. The holders of the Notes shall be responsible for all currency exchange costs.

For the purposes of these provisions:

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agent Agreement entered into between ADB and the Calculation Agent (as amended and/or supplemented from time to time). (All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes.)

The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agent Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, ADB and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agent Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agent Agreement. Any delay, deferral or forbearance by the Calculation Agent in the performance or exercise of any of its obligations or its discretion under the Notes or the Calculation Agent Agreement including, without limitation, the giving of any notice by it to any person, shall not affect the validity or binding nature of any later performance or exercise of such obligation or discretion, and neither the Calculation Agent nor ADB shall bear any liability in respect of, or consequent upon, any such delay, deferral or forbearance;

"**Market Exchange Rate**" means the average of such firm quotes (expressed in MXN per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers (as defined below) for the sale of MXN and the purchase of USD, on the day falling two London, Mexico City and New York Business Days prior to a payment. The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Market Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote,

then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Market Exchange Rate in its sole discretion;

"**Reference Dealers**" means five leading dealers, banks or banking corporations, which deal in the MXN/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant MXN Amount**" means the MXN amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred;

"**London, Mexico City and New York Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, Mexico City and New York; and

"**Settlement Disruption Event**" means, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner, the approval or effectiveness of any laws, rules, regulations or decrees, or the official interpretation thereof, by any legislative, governmental or judicial authority of the United Mexican States (or any other country), including the Banco de México (the Mexican Central Bank), which (a) require non-residents of the United Mexican States to obtain permission from the Banco de México or other authority to obtain, exchange or pay MXN, (b) make it unlawful to maintain in effect, or make any payment under, the Notes in MXN or holding MXN, (c) restrict, in any manner, the ability of any person (including a non-resident of the United Mexican States) to obtain MXN or convert MXN into foreign currencies (including the United States dollar), (d) otherwise regulate the purchase, or holding of MXN in any manner that has a material adverse effect on the Notes or the rights of holders thereof, (e) make it impossible to calculate the value of the MXN vis-à-vis other currencies, (f) change the currency unit of the United Mexican States from the MXN, (g) has the direct or indirect effect of hindering, limiting or restricting the transfer of MXN from the United Mexican States to recipients resident in another country, or (h) restricting or not permitting non-Mexican residents of the United Mexican States to maintain accounts in the United Mexican States or in respect of MXN.

P. O. Box 72
5 King William Street
London EC4N 7AX

Tel: +44 (0)20 7597 8000
Fax: +44 (0)20 7597 8600

TERMS AGREEMENT NO. 1400-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

MXN200,000,000 10.25 per cent. Notes due 7 July 2024

5 July 2022

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

Daiwa Capital Markets Europe Limited (the "Dealer") agrees to purchase from the Asian Development Bank ("ADB") its MXN200,000,000 10.25 per cent. Notes due 7 July 2024 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 10:00 a.m., London time, on 7 July 2022 (the "Settlement Date") at an aggregate purchase price of MXN200,000,000 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Dealer understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Dealer that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Dealer warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Dealer warrants and covenants to ADB that the warranties of the Dealer set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Dealer to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Dealer to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Dealer of the document referred to in Section 6(c)(i) of the Standard Provisions.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "U.K. MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the U.K. MiFIR Product Governance Rules:

(a)   the Dealer (the "U.K. Manufacturer") understands the responsibilities conferred upon it under the U.K. MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

(b)   ADB notes the application of the U.K. MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the U.K. Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

ADB certifies to the Dealer that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.   ADB agrees that it will issue the Notes and the Dealer agrees to purchase the Notes at the aggregate purchase price specified above.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank N.A., London Branch for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Dealer.

3. ADB hereby appoints the Dealer as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Dealer shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Dealer acknowledges having requested and received, or waived receipt of, a copy of each of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing the Dealer as a Dealer solely with respect to this issue of Notes, the Dealer hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. The Dealer acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Dealer that have arisen prior to such termination.

6. The Dealer acknowledges and agrees that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the territory of the United Mexican States or to any person or corporation or other entity, of any nature, resident in the territory of the United Mexican States or that makes investment decisions from the territory of the United Mexican States, unless such offer qualifies as a private placement under Article 8 of the Mexican Securities Market Law (*Ley del Mercado de Valores*) and regulations thereunder, is made solely to investors that qualify as institutional and accredited investors under Mexican law, and the Dealer maintains written evidence of such qualification (including by maintaining evidence of, or a representation relating to the identity of, the applicable offerees or purchasers).

    The Notes have not been and will not be registered with the Mexican National Registry of Securities (*Registro Nacional de Valores*) maintained by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*) and may not be offered or sold publicly in the United Mexican States.

7. The Dealer represents, warrants and agrees that:
    (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8. For purposes hereof, the notice details of the Dealer are as follows:

Daiwa Capital Markets Europe Limited
5 King William Street
London EC4N 7AX

Attention: Manager, Transaction Management
Telephone: +44 (0)20 7597 8000
Electronic Mailing Address: DCMETM@uk.daiwacm.com

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Dealer but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Dealer in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Dealer in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Dealer's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

4

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Dealer of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Daiwa
Capital Markets

DAIWA CAPITAL MARKETS EUROPE LIMITED



By:
Name: Chris Hill
Title: Executive Director

(signatures continued on following page)

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK



By: _____

Name: MARIA A. LOMOTAN

Title: Assistant Treasurer